Mail Stop 3561

      	December 7, 2005


Robert E. Bernard, Chief Executive Officer
dELiA*s, Inc.
435 Hudson Street
New York, New York  10014

      Re:	dELiA*s, Inc.
      Amendment No. 3 to Registration Statement on Form S-1
      Filed December 6, 2005
      File No. 333-128153

Dear Mr. Bernard:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Exhibit 8.1
1. We note that counsel intends to file a final tax opinion that will be dated as of the date of effectiveness of the registration statement. Please note that you must file the finalized tax opinion before requesting effectiveness of the registration statement to satisfy the requirements of Item 601(b)(8) of Regulation S-K.
2. Please provide us with the letter that Peter J. Solomon Company L.P. will issue and with the representation letter. Please revise the opinion to indicate that counsel will rely on these documents solely with respect to factual matters and not as to matters of law.
3. In the fifth paragraph of the opinion, counsel must indicate that the disclosure in the registration statement is counsel`s opinion rather than confirming that the disclosure "accurately describes" the tax consequences.
4. Please delete the disclaimer in the final paragraph indicating that the tax opinion is solely for the benefit of the board of directors.


*	*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Yong Kim, Staff Accountant, at (202) 551-
3323
or William Choi, Accounting Branch Chief, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at
(202) 551-3343, Ellie Quarles, Special Counsel, at (202) 551-3238,
or
me at (202) 551-3720 with any other questions.

Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	Richard M. Graf, Esq.
	Katten Muchin Rosenman LLP
	Via Fax: (202) 339-6058

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Robert E. Bernard, Chief Executive Officer
dELiA*s, Inc.
December 7, 2005
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